UNITED STATES OF AMERICA
           BEFORE THE SECURITIES AND EXCHANGE COMMISSION

In the Matter of              :

ALLEGHENY POWER SYSTEM, INC.  :
New York, New York                              CERTIFICATE
                              :
MONONGAHELA POWER COMPANY                           OF
Fairmont, West Virginia       :

THE POTOMAC EDISON COMPANY    :                NOTIFICATION
Hagerstown, Maryland
                              :
WEST PENN POWER COMPANY
Greensburg, Pennsylvania      :

(70-6358)
                              :
Public Utility Holding
Company Act of 1935)          :





      This is to certify that Allegheny Power System, Inc.
(ALLEGHENY) and Allegheny Pittsburgh Coal Company (AP COAL) have carried out the following transaction in accordance with the terms and conditions of and for the purposes represented by the Application or Declaration and the Order of the Securities and Exchange Commission, dated January 2, 1980.

      On October 16, 1995, ALLEGHENY made an interest bearing open account advance to AP COAL in the amount of $2,120,252.88. This
Certificate of Notification is filed within ten days of the carrying out ofthe foregoing transaction.


                              ALLEGHENY POWER SYSTEM, INC.






                              NANCY L. CAMPBELL
                              NANCY L. CAMPBELL



Dated: October 16, 1995